UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2012
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Commission File Number: 001-32199

Ship Finance International Limited
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(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the "Company"), dated February 17, 2012, announcing the preliminary financial results for the quarter ended December 31, 2011.

Exhibit 1

Ship Finance International Limited (NYSE: SFL) - Earnings Release

Reports preliminary 4Q 2011 results and quarterly dividend of $0.30 per share

Hamilton, Bermuda, February 17, 2012. Ship Finance International Limited ("Ship Finance" or the "Company") today announced its preliminary financial results for the quarter ended December 31, 2011.

Highlights

•	The Board of Directors declared a quarterly dividend of $0.30 per share.

•	In October 2011, the Company took delivery of one newbuilding drybulk carrier with a five-year time charter.

•	In October 2011, the Company sold a 1992-built combination carrier.

•	In December 2011, the Company agreed to amend the charters with Frontline and temporarily reduce the fixed charter rates against a significant upfront cash payment and improved profit share structure.

•	In January and February 2012, the Company has taken delivery of three drybulk carriers with ten, five and three year time charters, respectively.

•	Selected key financial numbers for the quarter compared to the previous quarter:

	Three Months Ended
	Dec 31, 2011	Sep 30, 2011
Charter revenues(1)	$193m	$200m
EBITDA(2)	$162m	$169m
Net income	$30m	$27m
Earnings per share	$0.38	$0.35
Dividend per share	$0.30	$0.39

Dividends and Results for the Quarter Ended December 31, 2011

The Board of Directors has declared a quarterly cash dividend of $0.30 per share. Ship Finance has now paid dividends for 32 consecutive quarters. The dividend will be paid on or about March 28, 2012 to shareholders of record as of March 9, 2012. The ex-dividend date will be March 7, 2012.

The Company reported total U.S. GAAP operating revenues on a consolidated basis of $76.1 million, or $0.96 per share, in the fourth quarter of 2011. This number excludes $129.9 million of revenues classified as 'repayment of investments in finance lease', and also excludes $93.7 million of charter revenues earned by assets classified as 'investment in associate'.

As a result of a soft tanker spot market in most of the fourth quarter, there was a negative adjustment of approximately $0.3 million of previously accrued profit share related to the vessels on charter to Frontline. The aggregate profit share for the year 2011 remained positive with $0.5 million and will be payable in March 2012.

Reported net operating income pursuant to U.S. GAAP for the quarter was $42.0 million, or $0.53 per share, and reported net income was $30.2 million, or $0.38 per share.

1.	Charter revenues includes total charter hire from all vessels and rigs, including assets in 100% owned subsidiaries classified as 'Investment in associates'
2.	EBITDA is a non- GAAP measure and includes assets in 100% owned subsidiaries classified as 'Investment in associates'. For more details please see Appendix 1: Reconciliation of Net Income to EBITDA.

Ole B. Hjertaker, Chief Executive Officer of Ship Finance Management AS said in a comment: "In 2011 we experienced the weakest tanker market for 12 years, but there was still a positive profit share generated by the Frontline vessels for the year. With the recent adjustment in the chartering agreements, Frontline is in a position to withstand a prolonged downturn in the tanker market and Ship Finance will be more than compensated if the market continues at the 2011-level or above."

Mr. Hjertaker continued: "The new cash sweep payments may alone give a positive net effect of approximately $0.20 per share per quarter, or double the previous net contribution from these vessels, if Frontline generates market revenues in line with the previous base rates only. According to Clarkson's, average VLCC earnings year-to-date has been well in excess of this level. Our fleet is diversified across four main market segments, of which offshore is the largest. We currently have 65 vessels in operation which are chartered to 13 customers, and all are current with their charter payments to us."

Business Update

Ship Finance's conservative newbuilding program is progressing according to schedule, and in October 2011 Ship Finance took delivery of the 34,000 dwt newbuilding Handysize vessel SFL Medway. Subsequent to quarter end, we have taken delivery of three additional newbuilding drybulk vessels; the 57,000 dwt Supramax SFL Humber, the 34,000 dwt Handysize vessel SFL Trent, and the 32,000 dwt Handysize vessel Western Australia.

With the delivery of SFL Humber we have taken delivery of all five vessels chartered to Hyundai Glovis on long-term time charters. SFL Medway and SFL Trent are chartered to Hong Xiang Shipping on five-year time charters, while Western Australia has been chartered for three-years to Western Bulk Carriers.

Following these deliveries, Ship Finance has seven remaining vessels under construction; three Handysize drybulk carriers with expected delivery in the first, third and fourth quarters of 2012, and four 4,800 teu container vessels with expected delivery in 2013. All vessels are fully financed.

In October 2011, Ship Finance sold the 1992-built combination carrier Front Striver and simultaneously terminated the charter to Frontline. Net proceeds from the sale were approximately $18.7 million, including an $8.1 million compensation payment to be made by Frontline. As a result of the sale, the Company recorded a book gain of $2.3 million in the fourth quarter of 2011. The disposal of older tonnage is in line with Ship Finance's strategy of maintaining a modern fleet with medium- to long-term charters.

In October 2011, the Company paid the remaining $5 million of the purchase price for the 2007-built jack-up drilling rig Soehanah and the daily bareboat charter rate has been increased from $72,500 to $75,000.

In December 2011, Ship Finance agreed to amend the charters with Frontline. This includes a temporary reduction of the fixed charter rates by $6,500 per day per vessel from 2012 through 2015, and thereafter reverting to the original charter rate levels.

As compensation Frontline has paid $106 million to Ship Finance and included a cash sweep feature in the charters, whereby Ship Finance will receive 100% of vessel earnings up to the old base rates. The old profit share arrangement has also been improved from 20% to 25%, and will be calculated from the original threshold levels. Of the $106 million upfront payment, $50 million was an early payment of profit share for revenues above the original threshold levels and will be offset against any profit share revenues above the original base rates. The cash sweep and the profit share will be payable on an annual basis, as before.

The average spot tanker market in the fourth quarter was higher than the very weak third quarter and this resulted in only a minor negative adjustment to the 2011 profit share. Towards the end of the quarter the charter rates improved significantly, and remained at healthy levels for some time at the beginning of the first quarter. Lately, the spot market has experienced a softening trend, partly impacted by high bunker prices.

The Company's four drilling units are on long-term fixed-rate bareboat contracts to Seadrill and Apexindo. The drilling units generated approximately $91.1 million of combined charter revenues in the fourth quarter. All of our drilling units are sub-chartered to oil companies on profitable terms.  Due to the fixed-rate charter structure, Ship Finance is not directly impacted by short-term fluctuations in the drilling market.

Ship Finance owns a number of other vessels, including offshore support vessels, container vessels and drybulk carriers. Essentially all our operating vessels and rigs, including newbuildings, are chartered on long-term, fixed-rate contracts that provide the Company with stability in cash-flow and earnings, irrespective of fluctuations in the short-term charter market.

Financing and Capital Expenditure

As of December 31, 2011, the Company had $94.9 million in cash and cash equivalents. There are no refinancing requirements in the near term, and the Company is in compliance with all bank covenants. The majority of our financing arrangements are in subsidiaries with no or limited guarantees from Ship Finance.

Following the restructuring agreement with Frontline, Ship Finance prepaid $156 million of related bank financing in 2011, of which $106 million represented the cash compensation from Frontline. Consequently, the bank financing related to the Frontline vessels was reduced from approximately $740 million to approximately $584 million at year-end 2011. The net effect of this significant prepayment is considerably lower debt service payments going forward. For 2012 alone we estimate debt service relating to the Frontline vessels to be reduced by approximately $40 million.

At quarter end, the Company had gross estimated remaining capital commitments of approximately $276 million, mainly relating to six drybulk carriers and four container vessels under construction. The table below is the current estimate for timing of these investments. We have secured long-term bank financing for all vessels under construction. As we have already paid significant amounts to the shipyards, we expect the remaining newbuilding program to be $24 million net cash positive in 2012 and only $35 million net investment in 2013.

	1Q 2012	2Q 2012	3Q 2012	4Q 2012	2013	Total
Drybulk	$47 mill.	$5 mill.	$11 mill.	$5 mill.		$68 mill.
Container		$12 mill.	$6 mill.	$17 mill.	$173 mill.	$208 mill.
Total Investment	$47 mill.	$17 mill.	$17 mill.	$22 mill.	$173 mill.	$276 mill.
Committed financing	$(55) mill.	$(24) mill.	$(22) mill.	$(26) mill.	$(138) mill.	$(265) mill.
Net investment(1)	$(8) mill.	$(7) mill.	$(5) mill.	$(4) mill.	$35 mill.	$11 mill.

(1)	A negative number for 'net investments' means that the transactions will be cash positive for the Company

Strategy and Outlook

2011 was a year characterized by a general increase in demand for maritime transportation services, but substantial deliveries of newbuildings in most shipping segments has outpaced the demand growth. Many shipping markets are therefore facing a soft spot market and weakening asset pricing as a consequence.

Concurrently, the continued economic turbulence in Europe has a negative impact on access to competitive funding for many companies in the industry, and we see a clear trend favoring the bigger established entities over smaller privately owned companies. This, we believe, will give us an even more pronounced competitive advantage going forward.

We remain committed to building our portfolio with high quality assets and charters supporting our long-term distribution capacity. With our healthy capital structure and low capital commitments, we believe we are well positioned to also take advantage of potentially softer asset pricing through opportunistic acquisitions. These assets may be with no or limited charter coverage initially, but with the objective to find long-term employment over time.

Accounting Items

The $106 million cash payment received in connection with the Frontline restructuring has been treated as an extraordinary 'repayment of investment in finance lease' and had no effect on income in the fourth quarter. Hence the balance of 'investments in finance leases' has been reduced with $106 million in addition to the scheduled quarterly repayments. Of the $106 million received, $56 million was release of a charter security deposit and $50 million was a prepayment of future profit share.

Under US GAAP, subsidiaries owning the drilling units West Polaris, West Hercules and West Taurus and the subsidiaries leasing the container vessels CMA CGM Magellan and CMA CGM Corte Real have been accounted for as 'investment in associate' using the 'equity method'. These subsidiaries are wholly owned by Ship Finance, but due to the conservative structure of the transactions, Ship Finance has not been deemed 'primary beneficiary' according to U.S. GAAP.

As a result of the accounting treatment, operating revenues, operating expenses and interest expenses in these subsidiaries are not shown in Ship Finance's consolidated Income Statement. Instead, the net contribution from these subsidiaries is recognized as a combination of 'Interest income from associates and long term investments' and 'Results in associate'.

In Ship Finance's consolidated Balance Sheet statement, the net investments are shown as a combination of 'Investment in associate' and 'Amount due from related parties – Long term'. The reason for this treatment is that a part of the investment in these subsidiaries is in the form of intercompany loans.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which we operate, changes in demand resulting from changes in OPEC's petroleum production levels and worldwide oil consumption and storage, developments regarding the technologies relating to oil exploration, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, increased inspection procedures and more restrictive import and export controls, changes in our operating expenses, including bunker prices, drydocking and insurance costs, performance of our charterers and other counterparties with whom we deal, timely delivery of vessels under construction within the contracted price, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

February 17, 2012
The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Questions should be directed to:

Investor and Analyst Contact:

Eirik Eide, Chief Financial Officer, Ship Finance Management AS
+47 23114006 / +47 95008921

Magnus T. Valeberg: Senior Vice President, Ship Finance Management AS
+47 23114012 / +47 93440960

Media Contact:

Ole B. Hjertaker, Chief Executive Officer, Ship Finance Management AS
+47 23114011 / +47 90141243

SHIP FINANCE INTERNATIONAL LIMITED
FOURTH QUARTER 2011 REPORT (UNAUDITED)

INCOME STATEMENT	Three months ended		Twelve months ended
(in thousands of $	Dec, 31	Sept, 30	Dec, 31	Dec, 31
except per share data)	2011	2011	2011	2010

Charter revenues - operating lease	34,269	31,684	120,024	73,841
Charter revenues - finance lease(1)	172,078	67,550	380,518	379,611
Revenues classified as Repayment of investment in finance leases(1)	(129,939)	(24,404)	(205,910)	(175,958)
Profit share income	(347)	(1,580)	482	30,566
Total operating revenues	76,061	73,250	295,114	308,060
Gain / (loss) on sale of assets	2,337	-	8,468	28,104

Vessel operating expenses	(20,894)	(19,849)	(81,063)	(81,021)
Administrative expenses	(1,897)	(2,406)	(9,885)	(9,097)
Depreciation	(13,590)	(12,980)	(49,929)	(34,201)

Total operating expenses	(36,381)	(35,235)	(140,877)	(124,319)

Operating income	42,017	38,015	162,705	211,845

Results in associate(2)	11,585	11,972	50,902	50,413
Interest income from associates and long term investments(2)	5,657	5,652	21,851	19,575
Interest income, other	667	604	1,550	1,532
Interest expense	(24,540)	(24,421)	(96,247)	(96,396)
Amortisation of deferred charges	(3,538)	(1,182)	(7,131)	(5,036)
Gain on sale of associate	-	-	4,064	-
Other financial items	41	(780)	(2,111)	(1,488)
Mark to Market of Derivatives	(1,733)	(2,410)	(4,408)	(14,733)
Taxes	-	-	-	-
Net income	30,156	27,450	131,175	165,712

Basic earnings per share ($)	0.38	0.35	1.66	2.10

Weighted average number of shares	79,125,000	79,125,000	79,125,000	79,056,183
Common shares outstanding	79,125,000	79,125,000	79,125,000	79,125,000

(1)	Includes the $106 million compensation received from Frontline.
(2)
Four of our subsidiaries, related to five of our units were accounted for as 'Investment in associate' during the quarter. The contribution from these subsidiaries is reflected in our consolidated Income Statement as a combination of 'Results in associate' and 'Interest income from associates and long term investments'.

SHIP FINANCE INTERNATIONAL LIMITED
FOURTH QUARTER 2011 REPORT (UNAUDITED)

BALANCE SHEET	Dec, 31	Sept, 30	Dec, 31
	2011	2011	2010
(in thousands of $)			(audited)
ASSET
Short term
Cash and cash equivalents	94,915	81,236	86,967
Restricted cash	-	-	5,601
Available for sale securities	23,324	22,904	-
Amount due from related parties	9,775	3,532	32,745
Other current assets	64,749	106,698	109,988

Long term
Newbuildings and vessel deposits	123,750	129,968	90,601
Vessels and equipment, net	896,830	876,707	695,511
Investment in finance leases	1,159,900	1,262,258	1,351,305
Investment in associate(1)	169,838	151,165	164,364
Amount due from related parties-Long term(1)	274,184	287,158	325,612
Deferred charges	25,723	28,684	14,828
Other long-term assets	53,140	53,246	4,839

Total assets	2,896,128	3,003,556	2,882,361

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short term and current portion of long term interest bearing debt	150,342	183,663	162,785
Other current liabilities	19,385	27,205	13,100
Amount due to related parties	4,421	2,875	32,816

Long term
Long term interest bearing debt	1,760,122	1,842,333	1,760,069
Other long term liabilities	104,767	108,292	84,671

Stockholders’ equity(2)	857,091	839,188	828,920
Total liabilities and stockholders’ equity	2,896,128	3,003,556	2,882,361

(1)
Four of our subsidiaries, related to five of our units, were accounted for as 'Investments in associate' at quarter end. Our investment is a combination of equity classified as 'Investment in associate' and intercompany loans classified as 'Amount due from related parties, long term'.

(2)
As of December 31, 2011, 'Stockholders' equity' excludes $164.5 million of deferred equity which is being recognized over time. In connection with the initial and subsequent acquisitions of vessels from Frontline, Ship Finance has accounted for the difference between the historical cost of the vessels and the net investment in the lease as a deferred equity contribution. This deferred equity contribution is shown as a reduction in the net investment in finance leases in the balance sheet. This results from the related party nature of both the transfer of the vessel and the subsequent charter. This deferred equity is amortized to 'Stockholders' equity' in line with the charter payments received from Frontline.

SHIP FINANCE INTERNATIONAL LIMITED
 FOURTH QUARTER 2011 REPORT (UNAUDITED)

STATEMENT OF CASH FLOWS	Three months ended		Twelve months ended
(in thousands of $)	Dec, 31	Sept, 30	Dec, 31	Dec, 31
	2011	2011	2011	2010
OPERATING ACTIVITIES
Net income	30,156	27,450	131,175	165,712
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation and amortisation	16,447	13,475	54,243	36,297
Adjustment of financial derivatives to market value	1,733	2,410	4,408	14,733
Gain on sale of assets	(2,337)	-	(8,468)	(28,104)
Gain on sale of associate	-	-	(4,064)	-
Result in associate	(11,585)	(11,972)	(50,902)	(50,413)
Stock based compensation	399	303	1,408	953
Gain on re-purchase of Company Bonds	(990)	106	(521)	13
Other	(351)	(117)	(571)	(333)
Change in operating assets and liabilities	(1,192)	6,174	36,953	14,913
Net cash provided by operating activities	32,280	37,829	163,661	153,771

INVESTING ACTIVITIES
Repayment of investments in finance leases	129,673	24,143	204,874	174,946
Restricted cash released/(placed)	-	-	5,601	(1,500)
Proceeds from sale of vessel/new buildings	10,910	-	71,461	39,500
Net investment in newbuildings and vessel deposits	(24,983)	(42,160)	(156,223)	(157,736)
Purchase of vessels	(5,000)	-	(151,562)	(33,575)
Cash arising from sale of associate	-	-	37,048	-
Cash received from (Investment in) associates(1)	14,498	15,136	56,702	55,990
Other assets / investments	-	(6,967)	(73,763)	(648)
Net cash (used in) provided by investing activities	125,098	(9,848)	(5,862)	76,977

FINANCING ACTIVITIES
Proceeds from long and short term debt	108,022	44,590	408,592	981,234
Expenses paid in connection with securing finance	(186)	(13,450)	(17,822)	(12,417)
Repayment of long and short term debt	(216,656)	(28,897)	(394,747)	(1,056,040)
Re-purchase of Company bonds	(4,021)	(6,630)	(23,230)	(11,917)
Cash settlement of derivatives	-	-	-	(11,592)
Cash dividends paid	(30,858)	(30,859)	(122,644)	(117,235)
Net cash provided by (used in) financing activities	(143,699)	(35,246)	(149,851)	(227,967)

Net (decrease) increase in cash and cash equivalents	13,679	(7,265)	7,948	2,781
Cash and cash equivalents at start of period	81,236	88,501	86,967	84,186
Cash and cash equivalents at end of period	94,915	81,236	94,915	86,967

(1)
Four of our subsidiaries, related to five of our units, were accounted for as 'Investments in associate' during the quarter. The 'Cash received from/ (Investment in) associates' is only a part of the contribution from these subsidiaries. The balance is recorded as 'Interest income from associates and long term investments' and reflected in the Company's Income Statement.

SUBSIDIARIES ACCOUNTED FOR AS INVESTMENT IN ASSOCIATES
 FOURTH QUARTER 2011 (UNAUDITED)

Please note that full preliminary accounts for SFL West Polaris Limited (West Polaris), SFL Deepwater Ltd (West Hercules and West Taurus), Bluelot Shipping Company Ltd. (CMA CGM Magellan), and Corte Real Ltd (CMA CGM Corte Real) are available from the Company's website: www.shipfinance.org.

Selected income statement data for the three months ended December 31, 2011
(in thousands of $)	SFL West Polaris Limited	SFL Deepwater Ltd.	CMA CGM Magellan/ Corte Real(1)	Total
Charter revenues – finance lease	31,600	52,665	-	84,265
Revenues classified as Repayment of investment in finance leases	(20,435)	(34,291)	-	(54,726)
Charter revenues – operating lease			9,479	9,479
Total operating expenses	(1)	(1)	(8,329)	(8,331)
Interest expense, related party(2)	(1,631)	(3,262)	-	(4,893)
Interest expense, other	(6,531)	(7,602)	-	(14,133)
Other items	-	(76)	-	(76)
Net income(3)	3,002	7,433	1,150	11,585

(1)	"CMA CGM Magellan / Corte Real" represents the combined financial figures from the two companies leasing the container vessels CMA CGM Magellan and CMA CGM Corte Real
(2)	'Interest expense, related party' from these subsidiaries appears in the Company's consolidated income statement as 'Interest income from associate and long term investments'
(3)	'Net income' from these subsidiaries appears in the Company's consolidated income statement as 'Results in associate'.

Selected balance sheet data as of December 31, 2011
(in thousands of $)	SFL West Polaris Limited	SFL Deepwater Ltd.	CMA CGM Magellan/ Corte Real(1)	Total
Cash and cash equivalents	-	-	24	24
Investment in finance leases	610,574	1,240,241	-	1,850,815
Other assets	12,034	23,198	3,418	38,650
Total assets	622,608	1,263,439	3,442	1,889,489

Short term and current portion of long term interest bearing debt	72,708	117,042	-	189,750
Other curent liabilities	4,572	7,007	24	11,603

Long term interest bearing debt	397,500	821,875	-	1,219,375
Long term loans from shareholders, net	84,621	189,563	-	274,184
Other long term liabilities	12,106	12,633	-	24,739

Stockholders equity(2)	51,101	115,319	3,418	169,838

Total liabilities and stockholders’ equity	622,608	1,263,439	3,442	1,889,489

(1)	"CMA CGM Magellan / Corte Real" represents the combined financial figures from the two companies leasing the container vessels CMA CGM Magellan and CMA CGM Corte Real
(2)	'Stockholder's equity' from these subsidiaries appears in the Company's consolidated balance sheet as 'Investment in associate'.

APPENDIX 1: RECONCILIATION OF NET INCOME TO EBITDA
 FOURTH QUARTER 2011 (UNAUDITED)

	December 31, 2011
(in thousands of $)	Three months ended	Twelve months ended
Net income	30,156	131,175
Add:
Mark to Market of Derivatives	1,733	4,408
Other financial items	(41)	2,111
Amortisation of deferred charges	3,538	7,131
Interest expense	24,540	96,247
Interest income, other	(667)	(1,550)
Interest income from associates and long term investments	(5,657)	(21,851)
Results in associate	(11,585)	(50,902)
Depreciation	13,590	49,929
Gain on sale of assets	(2,337)	(8,468)
Gain on sale of associate	-	(4,064)
Revenues classified as Repayment of investment in finance leases	129,939	205,910
Compensation payments on Frontline charters	(106,000)	(106,000)
Other items	(775)	(2,633)

Investment in associate
Charter revenues – finance lease	84,265	365,294
Charter revenues – operating lease	9,479	28,607
Total operating expenses	(8,331)	(25,199)

EBITDA	161,847	670,145

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED

Date: February 24, 2012
By: /s/ Ole B. Hjertaker
Name: Ole B. Hjertaker
Title: Chief Executive Officer, Ship Finance Management AS